SERVOTRONICS, INC.

SVT 2006 ANNUAL REPORT



Products used around the world




SERVOTRONICS

SERVOTRONICS, INC.

Annual Report photos are (1) select products, (2) representative applications and/or (3) as otherwise indicated.

SERVOTRONICS, INC.

1110 Maple Street, P.O. Box 300 — Elma, New York 14059-0300 716-655-5990 Fax 716-655-6012

Dr. Nicholas D. Trbovich
Chairman and President

June 1, 2007

Dear Fellow Shareholder:

The Annual Meeting of Shareholders will take place on June 29, 2007 at 2:30 p.m. at the Hilton Garden Inn, 4201 Genesee Street, Buffalo, New York 14225. You are cordially invited to attend.

The enclosed Notice of Annual Meeting and Proxy Statement describe the matters to be acted upon during the meeting. The meeting will also include a report on the state of Servotronics, Inc.'s business.

To ensure your representation at the meeting, even if you are unable to attend, please sign the enclosed Proxy Card and return it in the postage paid envelope.

If you have any questions in regard to completing your proxy, please call our Corporate Secretary, Michael D. Trbovich at (716) 655-5990.

Your continued interest and support is very much appreciated.

Sincerely,

Dr. Nicholas D. Trbovich

SERVOTRONICS, INC.

1110 Maple Street
P.O. Box 300
Elma, New York 14059

NOTICE OF
2007 ANNUAL SHAREHOLDERS' MEETING

To the Shareholders:

Notice is hereby given that the 2007 Annual Meeting of the Shareholders of Servotronics, Inc. (the "Company") will be held at the Hilton Garden Inn, 4201 Genesee Street, Buffalo, New York 14225, on Friday, June 29, 2007 at 2:30 p.m., Buffalo time, for the following purposes:

1. To elect four directors to serve until the next Annual Meeting of Shareholders and until their successors are elected and qualified.

2. To transact such other business as may properly come before the meeting or any adjournments thereof.

Only shareholders of record at the close of business on May 22, 2007 are entitled to notice of and to vote at the meeting or any adjournments thereof.

Dr. Nicholas D. Trbovich
Chairman of the Board,
President and Chief Executive Officer

Dated: June 1, 2007

SHAREHOLDERS ARE URGED TO VOTE BY SIGNING, DATING AND MAILING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES.

June 1, 2007

SERVOTRONICS, INC.

1110 Maple Street
P.O. Box 300
Elma, New York 14059

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 29, 2007

The following information is furnished in connection with the Annual Meeting of Shareholders of SERVOTRONICS, INC. (the "Company") to be held on June 29, 2007 at 2:30 p.m., Buffalo time, at the Hilton Garden Inn, 4201 Genesee Street, Buffalo, New York 14225. A copy of the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2006 accompanies this Proxy Statement. Additional copies of the Annual Report, Notice, Proxy Statement and form of proxy may be obtained without charge from the Company's Corporate Secretary, 1110 Maple Street, P.O. Box 300, Elma, New York 14059. This Proxy Statement and proxy card are first being mailed to shareholders on or about June 1, 2007.

SOLICITATION AND REVOCABILITY OF PROXIES

The enclosed proxy for the Annual Meeting of Shareholders is being solicited by the directors of the Company. The proxy may be revoked by a shareholder at any time prior to the exercise thereof by filing with the Corporate Secretary of the Company a written revocation or duly executed proxy bearing a later date. The proxy may be revoked by a shareholder attending the meeting, by withdrawing such proxy and voting in person. The cost of soliciting the proxies on the enclosed form will be paid by the Company. In addition to the use of mails, proxies may be solicited by employees of the Company (who will receive no additional compensation therefore) personally or by telephone or other electronic communications, and arrangements may be made with banks, brokerage houses and other institutions, nominees and/or fiduciaries to forward the soliciting material to their principals and to obtain authorization for the execution of proxies. The Company may, upon request, reimburse banks, brokerage houses and other institutions, nominees and fiduciaries for their expenses in forwarding proxy material to their principals. The Company has retained the services of InvestorCom, Inc. 100 Wall Street, 24th Floor, New York, New York 10005, to assist in the solicitation of proxies and will pay that firm a fee of approximately $3,000 plus expenses.

VOTING INFORMATION

The record date for determining shares entitled to vote has been fixed at the close of business on May 22, 2007. On such date there were outstanding 2,329,102 shares of common stock of the Company, $.20 par value ("Common Stock"), entitled to one vote each.

The presence, in person or by properly executed proxy, of the holders of shares of Common Stock entitled to cast a majority of the votes entitled to be cast by the holders of all outstanding shares of

Common Stock is necessary to constitute a quorum. Pursuant to SEC rules, shareholder proposals must have been received by April 23, 2007, which date is 45 days before the date (June 6) on which the Company mailed its proxy materials for last year's annual meeting, to be considered at the 2007 Annual Meeting. At April 23, 2007, the Company had not received notice of any intention to submit any other matter; and, therefore, the named proxies have discretion to vote on any other matter that comes before the meeting.

Shares of Common Stock represented by a properly signed, dated and returned proxy will be treated as present at the meeting for the purposes of determining a quorum. Proxies relating to "street name" shares of Common Stock that are voted by brokers will be counted as shares of Common Stock (1) present for purposes of determining the presence of a quorum and (2) as having voted in accordance with the directions and statements on the form of proxy.

PROPOSAL 1: ELECTION OF DIRECTORS

The By-Laws of the Company provide that there shall be not less than three directors nor more than nine and that the number of directors to be elected at the Annual Meeting of Shareholders shall be fixed by the Board of Directors. The Board of Directors has fixed the number of directors to be elected at the meeting at four. Each person so elected shall serve until the next Annual Meeting of Shareholders and until his successor is elected and shall have qualified.

Each nominee is currently serving as a director of the Company and was elected at the Company's 2006 Annual Meeting of Shareholders.

The directors believe that all of the nominees are willing and able to serve as directors of the Company. If any nominee at the time of election is unable or unwilling to serve or is otherwise unavailable for election, the enclosed proxy will be voted in accordance with the best judgment of the person or persons voting the proxy. Each nominee, to be elected as a director, must receive the affirmative vote of a plurality of the votes cast at the meeting.

The following table sets forth certain information regarding the nominees for election to the Company's Board of Directors.

Name	Age	Position with the Company and Principal Occupation and Business Experience for Past Five Years
Dr. William H. Duerig	85	Director of the Company since 1990; Physicist and Senior Program Manager for Kearfott Guidance & Navigation Corporation for more than five years prior to retirement in 1993.
Donald W. Hedges	85	Director of the Company since 1967; self-employed attorney since 1988.
Nicholas D. Trbovich, Jr.	47	Director of the Company since 1990; Executive Vice President of the Company since 2006; Vice President of the Company from 1990 to 2006.
Dr. Nicholas D. Trbovich	71	Chairman of the Board of Directors, President and Chief Executive Officer of the Company since 1959.

The directors recommend a vote FOR the four nominees listed above. Unless instructed otherwise, proxies will be voted FOR these nominees.

ADDITIONAL COMPANY INFORMATION

Committees and Meeting Data

The Board of Directors has an Audit Committee comprised of Dr. Duerig and Mr. Hedges. The Audit Committee meets with the Company's independent auditors and reviews with them matters relating to corporate financial reporting and accounting procedures and policies, the adequacy of financial, accounting and operating controls, the scope of the audit and the results of the audit. The Audit Committee is also charged with the responsibility of submitting to the Board of Directors any recommendations it may have from time to time with respect to financial reporting and accounting practices, policies and financial accounting and operation controls and safeguards.

The Board has (i) determined that Dr. Duerig and Mr. Hedges are independent pursuant to Section 121A of the listing standards of the American Stock Exchange ("AMEX") and (ii) designated Dr. Duerig as the Company's "Audit Committee financial expert."

The Audit Committee performs all the functions required to be performed by the Company's independent directors. The Company's full Board of Directors performs the functions of all other committees and in lieu thereof as permitted by the Company's By-Laws and the current AMEX listing standards. The Board of Directors does not have a standing nominating or compensation committee. Pursuant to Board resolutions, the full Board of Directors approves/ratifies all director nominees after they are determined by the independent Directors. See "Director Nominating Process" on page 5. Additionally, the independent directors determine the compensation of the Chief Executive Officer and determine/recommend the compensation for all other Executive Officers and such determinations/recommendations are then subsequently submitted to the full Board of Directors for approval/ratification. During the fiscal year ended December 31, 2006, the Audit Committee met 7 times and the Board of Directors met 10 times. No Director attended less than 100% of the meetings held. Each Director is expected to attend the Annual Meeting of Shareholders. In 2006, the Annual Meeting of Shareholders was attended by all Directors.

Report of the Audit Committee of the Board of Directors

The Audit Committee serves as the representative of the Board of Directors for general oversight of the Company's financial accounting and reporting, systems of internal control, audit process and monitoring compliance with standards of business conduct. The Charter for the Audit Committee is available on the Company's website at www.servotronics.com. Management of the Company has primary responsibility for preparing financial statements of the Company as well as the Company's financial reporting process. Freed Maxick & Battaglia, CPAs, PC, ("FM&B") acting as independent auditors, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2006 with the Company's management.

2. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees.*

3. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board No. 1, *Independence Discussions with Audit Committees*, and has discussed with FM&B the matter of that firm's independence.

4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors of the Company, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Each member of the Audit Committee is independent as defined under the listing standards of the American Stock Exchange.

AUDIT COMMITTEE
Dr. William H. Duerig, Chairman
Donald W. Hedges

Directors' Compensation

Under the Company's compensation arrangements, non-employee directors are paid a yearly director's fee of $10,000 plus a per meeting fee of $700 and reimbursement of actual expenses for attendance at Board meetings. Directors who are also employees do not receive the Director's and/or meeting fees. Members of the Audit Committee of the Board are paid a yearly Audit Committee fee of $2,500 plus a per meeting fee of $500 and reimbursement of actual expenses for attendance at Audit Committee meetings.

The following table contains information with respect to the compensation paid to the non-employee directors for the year ended December 31, 2006.

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)
William H. Duerig	$25,500	--
Donald W. Hedges	$25,500	--

(1) Includes cash compensation earned by the Directors during the fiscal year 2006.

(2) No options were awarded in 2006. As of December 31, 2006, each of Dr. Duerig's and Mr. Hedges' stock option holdings in the Company consisted of: 12,600 options with an exercise price of $8.50 expiring on March 24, 2008; 15,000 options with an exercise price of $3.8125 expiring on July 7, 2010; 16,000 options with an exercise price of $4.38 expiring on September 6, 2011; 18,000 options with an exercise price of $2.045 expiring on April 11, 2013; and 7,500 options with an exercise price of $4.70 expiring on December 30, 2015. All stock options are currently exercisable.

Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to all directors, officers and employees of the Company as required by the listing standards of the AMEX. The Code is available on the Company's website at www.servotronics.com and the Company intends to disclose on this website any amendment to the Code. Waivers under the Code, if any, will be disclosed under the rules of the SEC and the AMEX.

Director Nominating Process

The determination of the individuals to be nominated for the Board of Directors is made by the independent Directors. This determination is then subsequently submitted to the full Board of Directors for approval/ratification. The Board has determined that Dr. Duerig and Mr. Hedges are independent under the AMEX listing standards.

The Board has not adopted specific minimum criteria for director nominees. Nominees are identified by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in services are considered for re-nomination. If any member of the Board does not wish to continue in service, the Board first considers the appropriateness of the size of the Board and then considers factors that it deems are in the best interests of the Company and its shareholders in identifying and evaluating a new nominee.

The Board will consider director nominees from any reasonable source, including nominees suggested by incumbent Board members and management as well as shareholder recommendations tendered in accordance with the Company's advance notice provisions. The Company does not currently employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions.

Shareholder Communications with the Board of Directors

Shareholders who wish to contact the Board of Directors or any of its members may do so by addressing their written correspondence to Board of Directors, 1110 Maple Street, P.O. Box 300, Elma, New York 14059. Correspondence directed to an individual Board member will be referred, if appropriate, to that member. Correspondence not directed to a particular Board member will be referred, if appropriate, to the Chairman of the Audit Committee.

EXECUTIVE OFFICERS

The following is a listing of the Company's current executive officers:

Name	Age	Position with the Company and Principal Occupation and Business Experience for Past Five Years
Dr. Nicholas D. Trbovich	71	Chairman of the Board of Directors, President and Chief Executive Officer of the Company since 1959.
Nicholas D. Trbovich, Jr.	47	Director of the Company since 1990; Executive Vice President of the Company since 2006; Vice President of the Company from 1990 to 2006.

Cari L. Jaroslawsky	38	Treasurer and Chief Financial Officer of the Company since 2005; CPA Consultant/Controller for the Company for more than five years prior to 2005.
Michael D. Trbovich	44	Corporate Secretary of the Company since 2005; Corporate Administration and Liaison for the Company for more than five years prior to 2005.

Nicholas D. Trbovich, Jr. and Michael D. Trbovich are the sons of Dr. Nicholas D. Trbovich. There are no other family relationships between any of the directors or executive officers of the Company.

Summary Compensation Table

The following table contains information with respect to the annual compensation for the year ended December 31, 2006 for the Company's Chief Executive Officer and the two most highly compensated Executive Officers who were serving as Executive Officers at December 31, 2006 (the "Named Executive Officers").

Name and Principal Position	Year	Salary	Bonus	All Other Compensation (1)	Total
Dr. Nicholas D. Trbovich Chairman, President and CEO	2006	$407,333	$40,000	$39,765	$487,098
Nicholas D. Trbovich, Jr. Director, Executive Vice President	2006	$186,547	$25,000	$36,250	$247,797
Raymond C. Zielinski Vice President	2006	$151,800	$8,000	$20,510	$180,310

(1) All Other Compensation for 2006 includes (i) an allocation of 1,180 shares, 1,180 shares, and 1,003 shares for Dr. Trbovich, Mr. Trbovich, Jr. and Mr. Zielinski, respectively, of Common Stock under the Servotronics, Inc. Employee Stock Ownership Plan valued as of November 30, 2006 (the date of the allocation) at the closing price on the AMEX of $8.10 per share; (ii) $7,787, $387 and $1,481 to Dr. Trbovich, Mr. Trbovich, Jr. and Mr. Zielinski, respectively, for life insurance; (iii) $15,488, $23,818 and $10,903 paid for Dr. Trbovich, Mr. Trbovich, Jr. and Mr. Zielinski, respectively, for health insurance and medical related expenses, and $6,934 and $2,489 for personal use of company cars to Dr. Trbovich and Mr. Trbovich, Jr., respectively.

Employment Agreements

Dr. Trbovich and Mr. Trbovich, Jr. have employment agreements with the Company pursuant to which they are entitled to receive minimum salary compensation of $412,300 and $188,820 per annum respectively, or such greater amount as the Company's Board of Directors may determine, and individual and spousal lifetime health and life insurance benefits. In the event of Dr. Trbovich's or Mr. Trbovich, Jr.'s death or total disability during the term of the employment agreement, they or their estate is entitled to receive 50% of the compensation they are receiving from the Company at the time of their death or disability during the remainder of the term of the employment agreement. Also, in the event of (i) a breach of the agreement by the Company, (ii) a change in control of the Company, as defined, or (iii) a change in the responsibilities, positions or geographic office location of Dr. Trbovich or Mr. Trbovich, Jr., they are entitled to terminate the agreement and receive a payment of 2.99 times their average annual compensation from the Company for the preceding five years. If this provision is invoked by Dr. Trbovich or Mr.

Trbovich, Jr. and the Company makes the required payment, the Company will be relieved of any further salary liability under the agreement notwithstanding the number of years covered by the agreement prior to termination. The term of the agreement extends to and includes July 1, 2010 for Dr. Trbovich and extends to and includes July 1, 2011 for Mr. Trbovich, Jr., provided, however the term of the agreement will be automatically extended for one additional year beyond its then expiration date unless either party has notified the other in writing that the term will not be extended. If the Company elects not to extend the agreement, Dr. Trbovich and/or Mr. Trbovich, Jr. will be entitled to a severance payment equal to nine months' salary and benefits.

Outstanding Equity Awards at 2006 Fiscal Year End

The following table shows information with respect to the value of unexercised options held by the Named Executive Officers as of December 31, 2006. All of the options granted to the Named Executive Officers are currently exercisable.

	Option Awards		
Name of Officer	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiration Date
Dr. Nicholas D. Trbovich	37,800	$8.50	03/24/2008
	37,800	$3.8125	07/07/2010
	45,000	$4.38	09/06/2011
	50,000	$2.045	04/11/2013
	25,000	$4.70	12/30/2015
Nicholas D. Trbovich, Jr.	18,400	$8.50	03/24/2008
	18,400	$3.8125	07/07/2010
	24,000	$4.38	09/06/2011
	27,000	$2.045	04/11/2013
	15,000	$4.70	12/30/2015
Raymond C. Zielinski	5,800	$8.50	03/24/2008
	7,500	$3.8125	07/07/2010
	8,000	$4.38	09/06/2011
	9,000	$2.045	04/11/2013
	7,500	$4.70	12/30/2015

Certain Relationships and Related Transactions, and Director Independence

Nicholas D. Trbovich, Jr., Executive Vice President of the Company, is an inventor or co-inventor of certain issued patents and patent pending applications that are used in the business of a subsidiary of the Company. The patents have been and are currently used by the subject subsidiary on a royalty-free basis with Mr. Trbovich, Jr.'s consent.

The Board has determined that Dr. Duerig and Mr. Hedges are independent pursuant to Section 121A of the listing standards of the AMEX. The Board of Directors has an Audit Committee comprised of Dr. Duerig and Mr. Hedges. The Board does not have a standing nominating or compensation committee. The Board of Directors approves/ratifies all director nominees after they are determined by the independent directors. Additionally, the independent directors determine the compensation of the Chief Executive

Officer and determine/recommend the compensation for all other Executive Officers and such determinations/recommendations are then subsequently submitted to the full Board of Directors for approval/ratification.

OWNERSHIP OF COMPANY STOCK

Security Ownership of Certain Beneficial Owners

The following table lists the persons that owned beneficially, as of May 22, 2007, more than 5% of the outstanding shares of Common Stock of the Company, based on the Company's records. Unless otherwise stated, each person has sole voting and investment power with respect to the shares of Common Stock indicated as beneficially owned by that person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Servotronics, Inc. Employee Stock Ownership Trust ("ESOT") (2) 1110 Maple Street P.O. Box 300 Elma, New York 14059	783,630 (2)	33.6%
Dr. Nicholas D. Trbovich (3) 1110 Maple Street P.O. Box 300 Elma, New York 14059	583,278 (3)	23.1%
Nicholas D. Trbovich, Jr. (4) 1110 Maple Street P.O. Box 300 Elma, New York 14059	142,866 (4)	5.9%
Harvey Houtkin (5) 160 Summit Avenue Montvale, New Jersey 07645	352,088 (5)	15.1%

(1) Percent of class is based upon 2,329,102 shares of Common Stock outstanding as of May 22, 2007 plus, in the case of Dr. Trbovich and Nicholas D. Trbovich, Jr., the shares underlying their stock options, all of which are presently exercisable.

(2) The trustees of the ESOT -- Dr. Nicholas D. Trbovich and Nicholas D. Trbovich, Jr. -- direct the voting of unallocated shares. The participants in the related plan have the right to direct the voting of shares which have been allocated to their respective accounts; if a participant does not direct the vote, the trustees may direct the vote of that participant's shares. As of May 22, 2007, approximately 412,262 shares have been allocated to the accounts of participants and approximately 371,368 shares remain unallocated.

(3) This amount includes (i) 32,309 shares held by a charitable foundation for which Dr. Trbovich serves as a trustee; (ii) 195,600 shares which Dr. Trbovich has the right to acquire under stock options which are currently exercisable and (iii) approximately 44,983 shares allocated to Dr. Trbovich's account under the Servotronics, Inc. Employee Stock Ownership Plan. This amount

does not include the shares beneficially owned by certain of Dr. Trbovich's other relatives. Except as set forth above, does not include shares held by the ESOT as to which Dr. Trbovich serves as one of the two trustees. See note (2) above.

(4) This amount includes (i) 102,800 shares which Mr. Trbovich, Jr. has the right to acquire under stock options which are currently exercisable and (ii) approximately 24,252 shares allocated to Mr. Trbovich, Jr.'s account under the Servotronics, Inc. Employee Stock Ownership Plan. Except as set forth above, does not include shares held by the ESOT as to which Mr. Trbovich, Jr. serves as one of two trustees. See note (2) above.

(5) Based on a statement on Schedule 13D, as last amended on February 12, 2004, filed by Mr. Houtkin with the Securities and Exchange Commission. According to Mr. Houtkin's statement, he has sole voting and investment power with respect to 190,000 shares and shared voting and investment power with respect to 162,088 shares. Mr. Houtkin disclaims beneficial ownership in additional shares owned by other members of his family.

Security Ownership of Management

The following table sets forth, as of May 22, 2007, information as to the beneficial ownership of shares of Common Stock of the Company held by each director, Named Executive Officer, executive officer and by all directors and officers as a group (each individual listed in the following table has sole voting and investment power with respect to the shares of Common Stock indicated as beneficially owned by that person, except as otherwise indicated):

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Dr. Nicholas D. Trbovich	583,278 (2)	23.1%
Nicholas D. Trbovich, Jr.	142,866 (3)	5.9%
Donald W. Hedges	73,836 (4)	3.1%
Dr. William H. Duerig	72,693 (5)	3.0%
Raymond C. Zielinski	65,023 (6)	2.7%
Cari L. Jarosławsky	7,500 (7)	0.3%
Michael D. Trbovich	34,120 (8)	1.4%
All directors and officers as a group	1,350,684 (9)	47.6%

(1) Percent of class is based upon 2,329,102 shares of Common Stock outstanding as of May 22, 2007 plus the number of shares subject to stock options held by the indicated person or group.

(2) See note (9) below and note (3) to the table in "Security Ownership of Certain Beneficial Owners."

(3) See note (9) below and note (4) to the table in "Security Ownership of Certain Beneficial Owners."

(4) This amount includes 69,100 shares which Mr. Hedges has the right to acquire under stock options which are currently exercisable. Mr. Hedges has sole voting and investment power with respect to 4,261 shares and shared voting and investment power with respect to 475 shares.

(5) This amount includes 69,100 shares which Dr. Duerig has the right to acquire under stock options which are currently exercisable.

(6) This amount includes (i) 37,800 shares which Mr. Zielinski has the right to acquire under stock options which are currently exercisable and (ii) approximately 13,199 shares allocated to Mr. Zielinski's account under the Servotronics, Inc. Employee Stock Ownership Plan.

(7) This amount represents 7,500 shares which Mrs. Jaroslawsky has the right to acquire under stock options which are currently exercisable.

(8) This amount includes (i) 24,500 shares which Mr. Trbovich has the right to acquire under stock options which are currently exercisable and (ii) approximately 8,084 shares allocated to Mr. Trbovich's account under the Servotronics, Inc. Employee Stock Ownership Plan.

(9) See notes (2) through (8) above. Also includes unallocated shares held by the ESOT over which certain officers, as trustees of the ESOT, may be deemed to have voting power, as well as shares allocated to the accounts of all officers as a group under the related plan. See the table in "Security Ownership of Certain Beneficial Owners" and note (2) thereto.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on its review of reports filed pursuant to Section 16(a) of the Securities Exchange Act or representations from directors and executive officers required to file such reports, the Company believes that all such filings required of its executive officers and directors and greater than 10% beneficial owners were timely made.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As previously disclosed on Form 8-K, on September 7, 2005, the Audit Committee of the Company's Board of Directors terminated PricewaterhouseCoopers LLP ("PWC") as the Company's independent registered public accounting firm. The audit reports of PWC on the Company's consolidated financial statements as of and for the two most recent fiscal years ended December 31, 2004 did not contain any adverse opinion or disclaimer of opinion, nor were these opinions modified as to uncertainty, audit scope or accounting principles. During the Company's two fiscal years ended December 31, 2004 and through September 7, 2005, there were no disagreements between the Company and PWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report which did not occur.

The Company provided PWC with a copy of its Form 8-K disclosure and requested that PWC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether PWC agreed with the Company's statements. PWC agreed that there were no disagreements, and issued the letter.

On September 7, 2005, the Audit Committee engaged FM&B, effective September 8, 2005, to serve as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2005. During the Company's two fiscal years ended December 31, 2004, and subsequently through the effective date of the engagement of FM&B, neither the Company nor any person acting on behalf of the Company consulted with FM&B with respect to the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the

Company's consolidated financial statements, or any other matters or reportable events listed in Item 304 (a)(1)(iv) of Regulation S-B.

From August 16, 2005 to October 20, 2005 RSM McGladrey, Inc., a business services company, was retained by the Audit Committee of the Company's Board of Directors to investigate and report to the Audit Committee with respect to certain management-discovered unauthorized practices by a former financial officer of the Company with respect to the Company's payroll accounts. The Directors of FM&B are co-employed by RSM McGladrey, Inc.

FM&B has been selected by the Board of Directors as the independent public accountants for the Company's current fiscal year. A representative of FM&B is expected to be present at the meeting with the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions of shareholders.

The following table shows the fees paid or accrued by the Company for the audit and other services provided by FM&B and RSM McGladrey, Inc. for fiscal years 2006 and 2005.

	2006	2005
Audit Fees (1)	$ 71,050	$ 63,000
Tax Fees (2)	33,223	1,713
All Other Fees (3)	1,446	35,704
Total	$105,719	$100,417

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's financial statements and review of the Company's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Tax fees principally included fees for tax preparation and tax consulting services.

(3) Primarily for a forensic accounting report by RSM McGladrey, Inc.

The Audit Committee pre-approves audit and non-audit services provided by FM&B and RSM McGladrey, Inc.

The Audit Committee of the Board of Directors has considered whether provision of the services described above is compatible with maintaining our accountant's independence and has determined that such services have not adversely affected FM&B's independence.

SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

Proposals for the Company's Proxy Material

Shareholder proposals must be received at the Company's offices no later than February 4, 2008, in order to be considered for inclusion, if appropriate, as a shareholder proposal in the Company's proxy materials for the 2008 Annual Meeting. Such proposals must also meet the other requirements established by the SEC for shareholder proposals.

Proposals to be Introduced at the Annual Meeting but not Intended to be Included in the Company's Proxy Material

For any shareholder proposal to be presented in connection with the 2008 Annual Meeting of Shareholders, a shareholder must give timely written notice thereof to the Company in compliance with the advance notice provisions of the federal securities laws. To be timely, a qualified shareholder must give written notice to the Company at the Company's offices not later than April 17, 2008.

OTHER MATTERS

So far as the directors are aware, no matters other than the election of directors will be presented to the meeting for action on the part of the shareholders. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote thereon the shares to which the proxy relates in accordance with their best judgment.

By Order of the Directors

Nicholas D. Trbovich

Dr. Nicholas D. Trbovich
Chairman of the Board,
President and Chief Executive Officer

Elma, New York

SVT 2006 Annual Report

President's Message 2

Servotronics, Inc. and Subsidiaries 4

Advanced Technology Group
Servotronics, Inc. 4

Consumer Products Group
The Ontario Knife Company and
Queen Cutlery Company 4

Forward-Looking Statements 4

Financial Statements - Servotronics, Inc.
and Subsidiaries

Consolidated Balance Sheet at December 31, 2006 5

Consolidated Statement of Operations for the years
ended December 31, 2006 and 2005 6

Consolidated Statement of Cash Flows for the years
ended December 31, 2006 and 2005 7

Notes to Consolidated Financial Statements................8

Report of Independent Registered Public
Accounting Firm 19

Market Information and Dividends....................19

Management's Discussion and Analysis or
Plan of Operation 20

Directors and Officers....................*inside back cover*



President's Message

The increasing strength of the Aerospace Industry during 2006 provided tangible benefits for our Company. The net income in 2006 was $1,096,000 (or $0.55 per share basic, $0.51 per share diluted) on revenues of $24,548,000 as compared to net income for the year ended December 31, 2005 of $1,363,000 (or $0.66 per share basic, $0.64 per share diluted) on revenues of $22,895,000. After removing the effects of other income not attributable to operations, the year to year increase in net income from operations was $177,000. Our Company's 2006 financial performance and strong financial condition are reflected in the consolidated financial statements contained herein.

The Company designs, develops, manufactures and sells products in two separate markets. The Company's operations are categorized and defined as the Advanced Technology Group (ATG) and Consumer Products Group (CPG). The ATG primarily designs, develops, manufactures and markets control valves and other components for various commercial and government applications (i.e., aircraft, jet engines, missiles, manufacturing equipment, etc.). The CPG designs, manufactures and markets cutlery, bayonets, machetes and combat, survival, sporting, agricultural and pocket knives for both commercial and government applications.

AEROSPACE GROWTH

The ATG's primary market for its products is the Aerospace Industry – which was particularly strong in the 2006 economy and especially strong when compared to the aftermath of 9/11. The Aerospace Industries Association (AIA) is forecasting continuing growth for the Aerospace Industry in 2007. The strongest segment of this forecasted growth is civil aircraft which includes both the commercial jetliner and general aviation aircraft categories. Foreign sales of U.S. aerospace products increased significantly in 2006. AIA noted an increase in foreign sales to $82 billion as compared to the previous year's sales of $67 billion. Approximately two-thirds of this increase is represented by the sales of commercial transports. In addition, AIA expects that general aviation exports will set new records. The net effect of the increased exports in 2006 is that it created a record trade balance for the U.S. Aerospace Industry of $52 billion – a positive offset to the U.S. continuing trade deficit – and increased the market for our ATG's products.

Our Company directly benefits from this increased growth in the aviation segment of the Aerospace Industry by reason of a significant number of the Company's proprietary ATG products which have been and are being designed, developed and produced for use in a wide range of civil aircraft applications. The ATG's products are also used in military applications such as control systems for aircraft, helicopters and main battle tanks. Recent ATG product developments for use in certain segments of the Medical and Industrial markets are meeting with implementation successes. An ATG control valve is now being supplied for a new generation of cataract surgery equipment. The first production order for this application scheduled product deliveries in 2007. There are expectations that increased quantities will be ordered in 2008.

Also, expanded foreign marketing activities have been successful as evidenced by purchase orders for control components that are being used in semiconductor manufacturing equipment and other applications in Japan and England. The Company continues to supply control valves for both the Boeing and the Airbus production series of commercial airliners and development products for use in the new airliners being developed by both companies. ATG's development units are also undergoing system level qualification testing for the multi-government Joint Strike Fighter (JSF). The U.S. Government, on multiple occasions, adjusted its forecasted budget for this aircraft and rescheduled the date for the commencement of significant JSF production to possibly 2012. The Company is continuing its aggressive development of control components for an increasing number of global customers and applications.

AGREEMENTS – CONTRACTS

During the fourth quarter of 2006, the Company negotiated and signed an amendment to a then existing ATG Long Term Agreement (LTA) which added an estimated $1 million annually to the agreement. The combined annual value of the LTA is now estimated to be $5.8 million. Its term extends to and includes 2008. In early 2007, another LTA was also successfully negotiated and signed with a different ATG customer. It has an estimated annual value of approximately $3.3 million through 2009.

As reported in earlier news releases, the Company's CPG received two significant contracts for CPG developed products for the military. These contracts amount to approximately $4 million and require product deliveries in 2007 and into 2008. It is the CPG's continuing internal development of new products for specific U.S. Military applications and the ability to fund the consequential development and preproduction costs as they are incurred that form the foundation for the CPG's future growth.

AWARDS

During 2006 and early 2007 the Company's ATG and CPG received significant newsworthy awards and recognitions. Among these awards was the Raytheon Missile Systems' prestigious **2006 Supplier Excellence 4-Star Award**. This award recognizes Servotronics' ATG's "exemplary performance and contribution to the success of Raytheon and our customers" (as cited on the Award). Only three suppliers out of a total of over 1,900 suppliers to Raytheon Missile Systems received this **4-Star Award** recognition in 2006 (there were 16 suppliers who received Raytheon's lesser **3-Star Award**). Our Company's on-time delivery performance and quality ratings (100% in both categories) were specifically noted for being the highest among the three **4-Star Award** winners. This elite Award also required a high business assessment score in such areas as leadership, management, organization, technical expertise, engineering, product development, production capabilities and other operational characteristics.

> "These performance awards and their attendant citations are testimonials to the efficacy of our organization and personnel."

Also, as previously reported, the Company and CPG were particularly honored by the receipt of three prestigious awards for excellent performance in support of the U.S. Military. The first award is the **Gold Award** from the Defense Supply Center, Columbus Ohio for being one of the U.S. Government's best suppliers. It was the second year in a row that the CPG received this award by demonstrating excellent quality and on-time deliveries. The second award is **The 2006 Innovative Business Performer of the Year Award for Small Business** from the Defense Logistics Agency for superior responsiveness and performance. The third and most recently received award is **The 2006 Army Aviation Material Readiness Award** from the Army Aviation Association of America. This Small Business Award recognizes the CPG's superior development efforts and the fielding of the Air Crew Survival Egress Knife (ASEK) for the Combat Aviation Brigade 3rd Infantry Division. The trade journal *Knife World*, reporting on the receipt of these awards, quoted the Award citation when stating that this CPG developed knife provides Brigade Aircrews with "confidence in their increased ability to successfully exit an aircraft under dire conditions." These performance awards and their attendant citations are testimonials to the efficacy of our organization and personnel. (SEE PHOTO THIS PAGE.)

Each year we have been fortunate in hiring and retaining highly talented and experienced individuals. However, at some point in time individuals will retire with our recognition and appreciation for their long time of dedicated service and achievements. A recent retiree is Raymond C. Zielinski, Vice President, and valued colleague for over 43 years. Fortunately, he has agreed to continue his services and contributions on a part-time basis. Another recent retiree whose over 30 years of loyal service is greatly appreciated is Marietta E. Sawyer, the ATG's former Purchasing Manager. On behalf of our Board of Directors, colleagues and shareholders, we thank these two special individuals and all of our retirees and wish them a full and enjoyable retirement.

In January of 2006, the Company's Board of Directors authorized the purchase by the Company of up to 250,000 shares of its common stock in the open market or in privately negotiated transactions. As of April 30, 2007, the Company has purchased 144,357 shares under this program.

A trade journal, *Airline Weekly*, published a lengthy article describing what the airline industry may expect in 2012 – five years from now. In this article, it provides reasons for the outlook to be optimistic and refers to the accelerated economic growth of China and India and other countries which will result in increasing aerospace demands. However, this article also cites mitigating factors that may have negative effects on the growth of the airline industry. It cites reasons that may adversely affect airline travel, such as security concerns and terrorism. It then concludes with the difficult to dispute statement: "Those who make the best decisions today, naturally, will have the best chance of thriving in the world of tomorrow, whatever it may bring." Clearly this is a statement that highlights the continuing demands and importance of today's commitments and the long-term effects of those commitments.

It is with this thought that we acknowledge and express our appreciation for the continuing efforts and loyal commitments of our Employees, Board of Directors and Shareholders.

DR. NICHOLAS D. TRBOVICH
Chairman, President and CEO



Nick Trbovich, Jr., Executive Vice President, Servotronics, Inc. (2nd from left) receives Award from Lt. Gen. Robert Dail, U. S. Army, Director, Defense Logistics Agency (left), Ms. Scottie Knott, Director, Acquisition Management, HQ, Defense Logistics Agency and Lt. Cr., Lorenzo Williams, SC, U. S. Navy (now promoted to Commander), Supply Operations Analyst, Acquisition, Technical and Supply Directorate, HQ, Defense Logistics Agency

SERVOTRONICS, INC. AND SUBSIDIARIES

Servotronics was incorporated under the laws of the State of New York in 1959, and in 1972 changed its state of incorporation from New York to Delaware. The Company's activities are organized into two operating groups - Advanced Technology and Consumer Products. The Advanced Technology designation encompasses the design, manufacture and marketing of a variety of servocontrol components, and metallic seals, as well as manages, develops, and markets certain of the Company's real estate properties. The Consumer Products designation encompasses a comprehensive line of cutlery, pocket knives, sport knives and related products.

Advanced Technology Group

SERVOTRONICS, INC.

Servotronics, Inc. produces a variety of servocontrol components which are utilized by both government and commercial customers. These components basically convert an electrical input into a mechanical output. These products are used primarily in the aircraft and missile industries to precisely regulate numerous flow media, such as jet fuel, hydraulic fluids and various gases and are incorporated into guidance systems, automatic pilots and auxiliary power units (which control air pressures and air conditioning). Additional applications include space telescopes and oxygen regeneration systems. Servotronics' produced units are especially suitable in situations which require high force responses proportional to low level electrical input signals.

Servotronics, Inc. also produces various types of metallic seals specifically designed for use in situations where other seals would be inadequate. Such applications include vacuum, pressure, corrosion or radiation. These seals can be coated with ductile substances to increase effectiveness.

Consumer Products Group

THE ONTARIO KNIFE COMPANY AND QUEEN CUTLERY COMPANY

Since 1889 the Ontario Knife Company has supplied quality cutlery to many segments of the commercial and industrial markets. Ontario Knife products may be found in thousands of kitchens, restaurants, canneries, institutions, school laboratories, government installations . . . everywhere knives and related items are used. The variety ranges from paring and slicing knives to laboratory spatulas and scalpels, agricultural knives, roofing and linoleum cutters, sharpening steels, machetes and combat knives.

For over 75 years, Queen Cutlery Company has produced pocket knives, hunting knives and other lines designed for the sportsman. These famous Queen knives are all made from the finest corrosion resistant and rustproof "Queen Steel". Pocket knives range from gentlemen's knives to working-men's knives used in factories, on the farm and in home workshops. Queen Cutlery Company is continuing to supply many other cutlery items for sale by retail facilities. Wherever top quality and competitive pricing are needed you will find Queen knives.

Forward-Looking Statements

This Summary Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to the Company's capital resources and profitability. Forward-looking statements involve numerous risks and uncertainties. The Company derives a material portion of its revenues from contracts with agencies of the U.S. Government or their prime contractors. The Company's business is performed under fixed contracts and the following factors, among others discussed herein, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: uncertainties in today's global economy, difficulty in predicting defense appropriations, the vitality of the commercial aviation industry and its ability to purchase new aircraft, the willingness and ability of the Company's customers to fund long-term purchase programs, competitive products and pricing, difficulties in the development or commercialization of products, product demand and market acceptance both for the Company's products and its customers' products which incorporate Company-made components, enforceability of intellectual property rights, capacity and supply, the effects of foreign competition, and the Company's future accounting policies. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors detailed in the Company's Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements. Please note that required complete financial and other business information can be found in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006.

SERVOTRONICS, INC. AND SUBSIDIARIES

Consolidated Balance Sheet ■ December 31, 2006




SERVOTRONICS



Assets

Current assets:	
Cash and cash equivalents	$ 4,104,000
Accounts receivable	4,226,000
Inventories	6,861,000
Deferred income taxes	545,000
Other assets	563,000
Total current assets	16,299,000
Property, plant and equipment, net	5,940,000
Other non-current assets	399,000
	$ 22,638,000

Liabilities and Shareholders' Equity

Current liabilities:	
Current portion of long-term debt	$ 384,000
Accounts payable	1,205,000
Accrued employee compensation and benefit costs	1,089,000
Other accrued liabilities	320,000
Accrued income taxes	47,000
Total current liabilities	3,045,000
Long-term debt	4,630,000
Deferred income taxes	515,000
Shareholders' equity:	
Common stock, par value $.20 per share; authorized 4,000,000 shares; issued 2,614,506 shares; outstanding 1,991,600 shares	523,000
Capital in excess of par value	13,033,000
Retained earnings	4,703,000
Accumulated other comprehensive loss	(278,000)
	17,981,000
Employee stock ownership trust commitment	(1,933,000)
Treasury stock, at cost, 251,538 shares	(1,600,000)
Total shareholders' equity	14,448,000
	$ 22,638,000

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS







SERVOTRONICS, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

	Year Ended December 31, 2006	2005
Revenue	**$ 24,548,000**	$ 22,895,000
Costs, expenses:		
Cost of goods sold, exclusive of depreciation	**18,762,00**	17,047,000
Selling, general and administrative	**3,616,000**	3,805,000
Interest	**266,000**	235,000
Depreciation and amortization	**617,000**	679,000
Other income, net	**(441,000)**	(1,026,000)
	22,820,000	20,740,000
Income before income tax provision	**1,728,000**	2,155,000
Income tax provision	**632,000**	792,000
Net income	**$ 1,096,000**	$ 1,363,000

Income Per Share

	2006	2005
Basic		
Net income per share	**$0.55**	$0.66
Diluted		
Net income per share	**$0.51**	$0.64



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS







SERVOTRONICS, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

	Year Ended December 31, 2006	2005
Cash flows related to operating activities:		
Net income	**$ 1,096,000**	$ 1,363,000
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	**617,000**	679,000
Receipt of treasury shares	**(160,000)**	-
Deferred income taxes	**(124,000)**	(39,000)
Change in assets and liabilities -		
Accounts receivable	**(451,000)**	(441,000)
Inventories	**(303,000)**	283,000
Other assets	**367,000**	614,000
Other non-current assets	**249,000**	(111,000)
Accounts payable	**315,000**	95,000
Accrued employee compensation and benefit costs	**(27,000)**	311,000
Other accrued liabilities	**41,000**	127,000
Non-current pension liabilities	**(386,000)**	90,000
Accrued income tax	**(282,000)**	262,000
Employee stock ownership trust payment	**101,000**	101,000
Net cash provided by operating activities	**1,053,000**	3,334,000
Cash flows related to investing activities:		
Capital expenditures - property, plant and equipment	**(282,000)**	(421,000)
Net cash used in investing activities	**(282,000)**	(421,000)
Cash flows related to financing activities:		
Principal payments on long-term debt	**(384,000)**	(382,000)
Purchase of treasury shares	**(920,000)**	-
Net used in financing activities	**(1,304,000)**	(382,000)
Net (decrease) increase in cash and cash equivalent	**(533,000)**	2,531,000
Cash and cash equivalents at beginning of year	**4,637,000**	2,106,000
Cash and cash equivalents at end of year	**$ 4,104,000**	$ 4,637,000
Supplemental disclosures:		
Income taxes paid	**$ 553,000**	$ 419,000
Interest paid	**$ 262,000**	$ 222,000

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SERVOTRONICS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Servotronics, Inc. and its wholly-owned subsidiaries (the "Company").

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include all cash accounts and short-term investments purchased with an original maturity of three months or less.

REVENUE RECOGNITION

Revenues are recognized as services are rendered or as units are shipped and at the designated FOB point consistent with the transfer of title, risks and rewards of ownership. Such purchase orders generally include specific terms relative to quantity, item description, specifications, price, customer responsibility for in-process costs, delivery schedule, shipping point, payment and other standard terms and conditions of purchase and may provide for progress payments based on in-process costs as they are incurred.

INVENTORIES

Inventories are stated at the lower of standard cost or net realizable value. Cost includes all cost incurred to bring each product to its present location and condition, which approximates actual cost (first-in, first-out). Market provisions in respect of net realizable value and obsolescence are applied to the gross value of the inventory. Pre-production and start-up costs are expensed as incurred.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are classified as a component of cost of goods sold.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost; expenditures for new facilities and equipment and expenditures which substantially increase the useful lives of existing plant and equipment are capitalized; expenditures for maintenance and repairs are expensed as incurred. Upon disposal of properties, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is included in income.

Depreciation is provided on the basis of estimated useful lives of depreciable properties, primarily by the straight-line method for financial statement purposes and by accelerated methods for tax purposes. Depreciation expense includes the amortization of capital lease assets. The estimated useful lives of depreciable properties are generally as follows:

Buildings and improvements	5-39 years
Machinery and equipment	5-15 years
Tooling	3-5 years

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of operating loss and credit carryforwards and temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company and its subsidiaries file a consolidated federal income tax return and separate state income tax returns.

EMPLOYEE STOCK OWNERSHIP PLAN

Contributions to the employee stock ownership plan are determined annually by the Company according to plan formula.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable based on undiscounted future operating cash flow analyses. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The Company has determined that no impairment of long lived assets existed at December 31, 2006 and 2005.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred as defined in SFAS No. 2, *Accounting for Research and Development Costs.*

RECLASSIFICATIONS

Certain balances as of December 2005 were reclassified to conform with classifications adopted in the current year.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *Fair Value Measurement.* This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt this Statement by January 1, 2008 and the implementation of this Statement is not expected to have a significant effect on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an interpretation of SFAS109, *Accounting for Income Taxes* (FIN 48), to create a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position and results of operations.

During the year ended December 31, 2005, the FASB issued a revision to SFAS 123 entitled SFAS 123R, *Share-Based Payment,* requiring companies to include the fair value of stock options granted as an expense in the statement of operations. This revision became effective and was adopted by the Company on January 1, 2006. The adoption of this standard did not have a significant impact on the Company's financial statements. See Note 7, Common shareholders' equity.

During the year ended December 31, 2004, the FASB issued SFAS 151, *Inventory Costs.* This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "abnormal". In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted in certain circumstances. The Company adopted SFAS 151 on January 1, 2006 and the adoption of this new standard did not have a significant impact on the Company's financial statements.

Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*—an amendment of FASB Statements *No. 87, 88, 106, and 132(R)*. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The implementation of this Statement did not have a significant impact on the Company's financial statements. See Note 7, Common shareholders' equity.

In May 2005, the FASB issued SFAS 154. SFAS 154 replaces APB 20 and SFAS 3 and changes the requirements for the accounting for and reporting of a change in accounting principle. The Company is required to adopt SFAS 154 for accounting changes and corrections of errors that occur in 2007. The Company's financial condition and results of operations will only be impacted by SFAS 154 if there are any accounting changes or corrections of errors in the future.

During the year, the Company adopted the SEC Staff issued Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. The adoption of this standard did not have an impact on the Company's financial statements.

Other recently issued FASB Statements or Interpretations, SEC Staff Accounting Bulletins, and AICPA Emerging Issue Task Force Consensuses have either been implemented or are not applicable to the Company.

RISK FACTORS

The aviation and aerospace industries as well as markets for the Company's consumer products are facing new and evolving challenges on a global basis. The success of the Company depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, and other risk factors. In addition, uncertainties in today's global economy, competition from expanding manufacturing capabilities and technical sophistication of low-cost developing countries, particularly in South and East Asia, currency policies in relation to the U.S. dollar of some major foreign exporting countries so as to maintain or increase a pricing advantage of their exports vis-à-vis U.S. manufactured goods, the effect of terrorism, difficulty in predicting defense and other government appropriations, the vitality of the commercial aviation industry and its ability to purchase new aircraft, the willingness and ability of the Company's customers to fund long-term purchase programs, volatile market demand and the continued market acceptance of the Company's advanced technology and cutlery products make it difficult to predict the impact on future financial results.

Financial instruments that potentially subject the Company to concentration of credit risks principally consist of cash accounts in financial institutions. Although the accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, inventories, accounts payable and accrued expenses are reasonable estimates of their fair value due to their short maturity. Based on variable interest rates and the borrowing rates currently available to the Company for loans similar to its long-term debt, the fair value approximates its carrying amount.



2. Inventories

	December 31, 2006
Raw materials and common parts	$ 2,417,000
Work-in-process	3,655,000
Finished goods	945,000
	7,017,000
Less common parts expected to be used after one year (classified as long-term)	(156,000)
	$ 6,861,000

3. Property, Plant and Equipment

	December 31, 2006
Land	$ 25,000
Buildings	6,553,000
Machinery, equipment and tooling	10,963,000
	17,541,000
Less accumulated depreciation and amortization	(11,601,000)
	$ 5,940,000

Property, plant and equipment includes land and building under a $5,000,000 capital lease which can be purchased for a nominal amount at the end of the lease term. As of December 31, 2006, accumulated amortization on the building amounted to approximately $1,700,000. The associated current and long-term liabilities are discussed in Note 4 to the consolidated financial statements. Depreciation expense for the year ended December 31, 2006 amounted to $617,000 and $679,000 for the same period in 2005. The Company believes that it maintains property and casualty insurance in amounts adequate for the risk and nature of its assets and operations and which are generally customary in its industry.

4. Long-Term Debt

	December 31, 2006
Industrial Development Revenue Bonds; secured by an equivalent letter of credit from a bank with interest payable monthly at a floating rate (4.11% at December 31, 2006) (A)	$ 3,810,000
Term loan payable to a financial institution; interest at LIBOR plus 2%, not to exceed 6.00% (6.00% at December 31, 2006); quarterly principal payments of $17,500, payable in full in the fourth quarter of 2009; partially secured by equipment	360,000
Term loan payable to a financial institution; interest at LIBOR plus 2% (7.24% at December 31, 2006; quarterly principal payments of $26,786 through the fourth quarter of 2011	535,000
Secured term loan payable to a government agency; monthly payments of approximately $1,455 with interest waived payable through second quarter of 2012	126,000
Secured term loan payable to a government agency; monthly payments of $1,950 including interest fixed at 3% payable through fourth quarter of 2015	183,000
	5,014,000
Less current portion	(384,000)
	$ 4,630,000

(A) The Industrial Development Revenue Bonds were issued by a government agency to finance the construction of the Company's headquarters/Advanced Technology facility. Annual sinking fund payments of $170,000 commenced December 1, 2000 and continue through 2013, with a final payment of $2,620,000 due December 1, 2014. The Company has agreed to reimburse the issuer of the letter of credit if there are draws on that letter of credit. The Company pays the letter of credit bank an annual fee of 1% of the amount secured thereby and pays the remarketing agent for the bonds an annual fee of .25% of the principal amount outstanding. The Company's interest under the facility capital lease has been pledged to secure its obligations to the government agency, the bank and the bondholders.

Principal maturities of long-term debt are as follows: 2007 - $384,000, 2008 - $387,000, 2009 - $539,000, 2010 - $321,000, 2011 - $323,000 and thereafter - $3,059,000.

The Company also has a $1,000,000 line of credit on which there is no balance outstanding at December 31, 2006.

Certain lenders require the Company to comply with debt covenants as described in the specific loan documents, including a debt service ratio. At December 31, 2006, the Company was in compliance with all of its debt covenants.

5. Employee Benefit Plans

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Under the Company's ESOP adopted in 1985, participating employees are awarded shares of the Company's common stock based upon eligible compensation and minimum service requirements. Upon inception of the ESOP, the Company borrowed $2,000,000 from a bank and lent the proceeds to the trust established under the ESOP to purchase shares of the Company's common stock. The Company's loan to the trust is at an interest rate approximating the prime rate and is repayable to the Company over a 40-year term ending in December 2024. During 1987 and 1988, the Company loaned an additional $1,942,000 to the trust under terms similar to the Company's original loan. Each year the Company makes contributions to the trust which the plan's trustees use to repay the principal and interest due the Company under the trust loan agreement. Shares held by the trust are allocated in the aggregate to participating employees in proportion to the amount of the loan repayment made by the trust to the Company. Since inception of the ESOP, approximately 415,700 shares have been allocated, exclusive of shares distributed to ESOP participants. At December 31, 2006 and 2005, approximately 371,000 and 397,000 shares, respectively, purchased by the ESOP remain unallocated.

Related compensation expense associated with the Company's ESOP, which is equal to the principal reduction on the loans receivable from the trust, amounted to $101,000 in 2006 and 2005. Included as a reduction to shareholders' equity is the employee stock ownership trust commitment which represents the remaining indebtedness of the trust to the Company. Employees are entitled to vote allocated shares and the ESOP trustees are entitled to vote unallocated shares and those allocated shares not voted by the employees.

DEFINED BENEFIT PLAN

The Company has noncontributory frozen defined benefit pension plans. Plan benefits are based on stated amounts for each year of service and funding is in accordance with statutory requirements. The Company uses a measurement date of December 1 for its pension plans. The plan assets consist of cash and cash equivalents.

Narrative description of development of long-term rate of return

The Company uses historical performance of its plan assets in the market blended with consideration for inflation and a risk-free rate of return.

Narrative description of investment policy strategies

The Company seeks to maximize income, growth of income, and preservation of capital. The assets must be invested with care and diligence with the overriding prudent man rule as a guide to investment management. The Company will, as a general guideline, make occasional disbursements and care is taken to ensure available funds.

The following tables summarize the benefit obligations, funded status, expenses and other related disclosures related to the Plans:



	December 1, 2006	2005
Measurement date		
Change in benefit obligation		
Benefit obligation at prior measurement date	$ 526,265	$ 437,926
Interest cost	28,918	24,479
Actuarial (gain)/loss	8,265	96,907
Benefits paid (exclusive of settlements)	(17,375)	(15,908)
Settlements	(34,025)	(17,139)
Benefit obligation at current measurement date	$ 512,048	$ 526,265
Change in fair value of plan assets		
Plan assets at prior measurement date	$ 388,623	$ 364,636
Actual return (net of investment expenses)	11,600	4,119
Employer contributions	223,395	50,471
Benefits paid (exclusive of settlements)	(17,375)	(15,908)
Settlements	(37,841)	(14,695)
Plan assets at current measurement date	$ 568,402	$ 388,623
Funded status		
Funded status	$ 56,354	($137,642)
Unrecognized prior service cost	44,313	45,874
Unrecognized net loss	272,421	295,269
Unrecognized net transition obligation	29,638	44,458
Intangible asset	-	(90,332)
Accumulated other comprehensive loss	-	(295,269)
Prepaid/(accrued) pension cost	$ 402,726	($137,642)
Net periodic pension cost		
Interest cost	$ 28,918	$ 24,479
Expected return on assets	(16,475)	(30,212)
Amortization of transition obligation	14,820	14,820
Recognized loss	19,190	12,414
Amortization of prior service cost	1,561	1,561
Recognized settlement loss	20,614	10,704
Decrease in additional minimum liability	(385,601)	33,272
Net periodic pension (income) cost	($316,973)	$ 67,038
Weighted average assumptions		
Discount rate prior measurement date	5.75%	5.75%
Discount rate current measurement date	5.75%	5.75%
Rate of compensation increase	n/a	n/a
Long-term rate of return	4.00%	8.00%

Additional Financial Statement Disclosures for SFAS No. 132(R)

	2006	2005
Plan Assets		
Cash and cash equivalents	100.00%	100.00%
Required Employer Contributions		
Remaining Contributions for the 2005 Plan Year	-	$ 32,157
Installments for the subsequent Plan Year	-	61,014
Total	-	$ 93,171
Accumulated benefit obligation		
Projected benefit obligation (PBO)	$ 512,048	$ 526,265
Accumulated benefit obligation (ABO)	$ 512,048	$ 526,265
Plan assets	$ 568,402	$ 388,623
Plan assets (over) under ABO	($56,354)	$ 137,642

Amounts recognized in the December 31, 2006 balance sheet include a net prepaid pension asset of $56,354 and $346,372 of accumulated other comprehensive loss, before tax. The impact on the balance sheet and the statement of operations was to recognize pension income of $316,213 for the reversal of the additional minimum pension liability and the reduction of the intangible assets.













During the forth quarter of 2006, the Company gave notice of its intent to terminate its qualified defined benefit plans with a proposed termination date of October 31, 2006. The termination is expected to be settled during 2007 and, at such time, the Company will appropriately recognize expenses related to plan termination. No additional Company contributions are anticipated in 2007. Benefits expected to be paid in the form of annuity and lump sum payments are approximately $560,000 in 2007, which will be disbursed from the plans' funded assets.

OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides certain post retirement health and life insurance benefits for two executives of the Company. Upon retirement and after attaining at least the age of 65, the Company will pay the annual cost of health insurance for the retired executives and dependents and will continue the Company provided life insurance in force at the time of retirement. The retiree's health insurance benefits ceases upon the death of the retired executive. The actuarially calculated future obligation of the benefits at the date of adoption of the plan was $148,575 and is being amortized into expense at a rate of approximately $20,000 per year. Estimated future annual expenses associated with the plan are immaterial. Included in accumulated other comprehensive loss for 2006 is approximately $92,000, net of deferred taxes, associated with the unrecognized service cost of the plan. The amount also approximated the impact of adopting SFAS 158.

6. Income Tax Provision

The provision (benefit) for income taxes included in the consolidated statement of operations consists of the following:

	2006	2005
Current:		
Federal income tax provision	$ 470,000	$ 764,000
State income tax provision	135,000	67,000
	605,000	831,000
Deferred:		
Federal income tax provision (benefit)	194,000	(61,000)
State income tax provision (benefit)	(167,000)	22,000
	27,000	(39,000)
	$ 632,000	$ 792,000

The reconciliation of the difference between the Company's effective tax rate based upon the total income tax provision (benefit) and the federal statutory income tax rate is as follows:

	2006	2005
Federal statutory rate	34%	34%
State income taxes (less federal effect)	3%	3%
Effective tax rate	37%	37%

At December 31, 2006, the deferred tax assets (liabilities) were comprised of the following:

Inventories	$ 174,000
Accrued employee compensation and benefit costs	172,000
Operating loss and credit carryforwards	165,000
Minimum pension liability	53,000
Other	2,000
Total deferred tax assets	566,000
Property, plant and equipment	(536,000)
Total deferred tax liabilities	(536,000)
Net deferred tax asset	$ 30,000

At December 31, 2006, the Company has New York State net operating loss carryforwards of approximately $1,492,000 (approximately a $75,000 net tax benefit) that begin to expire in 2019. The Company also has a State of Pennsylvania net operating loss carryforward of approximately $1,540,000 (approximately a $77,000 net tax benefit) that began to expire in 2006.

7. Common Shareholders' Equity

	Common stock							
	Number of Shares Issued	Amount	Capital in Excess of Par Value	Retained Earnings	ESOP	Treasury Stock	Other Comprehensive Loss	Total Shareholders' Equity
Balance December 31, 2004	2,614,506	$523,000	$13,033,000	$2,246,000	($2,135,000)	($520,000)	($125,000)	$13,022,000
Comprehensive income:								
Net income	-	-	-	1,363,000	-	-	-	1,363,000
Other comprehensive loss, net of tax								
Retirement benefits adjustment	-	-	-	-	-	-	(61,000)	(61,000)
Total comprehensive income	-	-	-	-	-	-	-	1,302,000
Compensation expense	-	-	-	-	101,000	-	-	101,000
Balance December 31, 2005	2,614,506	$523,000	$13,033,000	$3,609,000	($2,034,000)	($520,000)	($186,000)	$14,425,000
Comprehensive income:								
Net income	-	-	-	1,096,000	-	-	-	1,096,000
Other comprehensive loss, net of tax								
Retirement benefits adjustment	-	-	-	-	-	-	(92,000)	(92,000)
Total comprehensive income	-	-	-	-	-	-	-	1,004,000
Compensation expense	-	-	-	-	101,000	-	-	101,000
Purchase/receipt of treasury shares	-	-	-		-	(1,080,000)	-	(1,080,000)
Other	-	-	-	(2,000)	-	-	-	(2,000)
Balance December 31, 2006	2,614,506	$523,000	$13,033,000	$4,703,000	($1,933,000)	($1,600,000)	($278,000)	$14,448,000



In January of 2006, the Company's Board of Directors authorized the purchase by the Company of up to 250,000 shares of its common stock in the open market or in privately negotiated transactions. As of February 28, 2007, the Company has purchased or committed to purchase 114,357 shares for a total of $951,896 under this program.

OTHER COMPREHENSIVE LOSS

The only component of other comprehensive loss included in equity is $278,000 of unrecognized prior service cost, actuarial losses and net transition obligations for the Company's defined benefit plans and other post retirement benefits. These amounts are shown net of income tax of $163,000 and are consistent with the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the period plus the number of shares of common stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share were outstanding for the period. Incremental shares from assumed conversions are calculated as the number of shares that would be issued, net of the number of shares that could be purchased in the marketplace with the cash received upon stock option exercise.

	Year Ended December 31, 2006	2005
Net income	$ 1,096,000	$ 1,363,000
Weighted average common shares outstanding (basic)	2,004,000	2,075,000
Incremental shares from assumed conversions of stock options	136,000	64,000
Weighted average common shares outstanding (diluted)	2,140,000	2,139,000
Basic		
Net income per share	$0.55	$0.66
Diluted		
Net income per share	$0.51	$0.64

STOCK OPTIONS

Under the Servotronics, Inc. 2000 Employee Stock Option Plan authorized by the Board of Directors and the 2001 Long-Term Stock Incentive Plan authorized by the Board of Directors and the Shareholders, and other separate agreements authorized by the Board of Directors, the Company has granted options to certain Directors, Officers and employees. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 123R, *Share-Based Payment* ("SFAS 123R"). SFAS 123R supersedes SFAS 123, *Accounting for Stock Based Compensation, and Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees* ("APB 25") and its related implementation guidance. Prior to the adoption of SFAS 123R, the Company applied APB Opinion No. 25 and related interpretations in accounting for these Plans and the separate option agreements. Accordingly, no compensation expense has been charged to earnings in 2006 or prior years as stock options granted have an exercise price equal to the market price on the date of grant. For the year ended December 31, 2006, there was no impact of adopting SFAS 123R. At December 31, 2006, 101,000 shares of common stock were available under these plans. Options granted under these plans have durations of ten years and vesting periods ranging from immediate vesting to four (4) years.

A summary of the status of options granted under all employee plans is presented below:

	Options Outstanding	Weighted Average Exercise Price($)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value ($)
Outstanding as of December 31, 2004	464,200	4.01	6.61	
Granted in 2005	80,000	4.70		
Exercised in 2005	-	-		
Forfeited in 2005	30,300	4.34		
Outstanding as of December 31, 2005	513,900	4.41	6.29	
Granted in 2006	-	-		
Exercised in 2006	-	-		
Forfeited in 2006	-	-		
Outstanding as of December 31, 2006	513,900	4.41	5.29	2,039,134
Exercisable as of December 31, 2006	511,900	4.41	5.28	2,026,524

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value based on the closing stock price of $8.35 at December 31, 2006.

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. If the compensation cost for these plans had been determined based on the Black-Scholes calculated values at the grant dates for awards consistent with the method prescribed by SFAS No. 123, the pro forma effects on the year ended December 31, 2005 is as follows:

	2005
Net income:	
As reported	$1,363,000
Pro forma	$1,171,778
Earnings per common share:	
As reported – basic	$0.66
As reported – diluted	$0.64
Pro forma – basic	$0.56
Pro forma – diluted	$0.55

There were no options granted in 2006. There were 80,000 options granted in 2005. The Black-Scholes calculated estimated value of the options granted in 2005 was $3.095. The assumptions used to calculate this value include a risk-free interest rate of 4.39%, an expected term of 10 years, a dividend yield of zero and an annual standard deviation (volatility) factor of 49.6%. To determine the expected volatility, the Company used the historical volatility based on monthly closing prices of the stock over a period that correlates with the expected term of the options granted. The risk free rate is based on the 10 year United States Treasury yield. The Black-Scholes option pricing model was developed for use in estimating values of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the use of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options are restricted and have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the calculated estimated values, in the Company's opinion the existing models do not necessarily provide a reliable measure of the value of the Company's stock options. The estimated value calculated by the Black-Scholes methodology is hypothetical and does not represent an actual tangible Company expense or an actual tangible monetary transfer to the optionee. Further, for the reasons stated above (among others) and especially because of the volatility factor used in the Black-Scholes calculations for the Company's 2005 options, the derived estimated value may be, in the Company's opinion, substantially higher than the value which may be realized in an arms-length transaction under the above stated and existing conditions.

SHAREHOLDERS' RIGHTS PLAN

During 2002, the Company's Board of Directors adopted a shareholders' rights plan (the "Rights Plan") and simultaneously declared a dividend distribution of one Right for each outstanding share of the Company's common stock outstanding at August 28, 2002. The Rights Plan replaced a previous shareholder right plan that was adopted in 1992 and expired on August 28, 2002. The Rights do not become exercisable until the earlier of (i) the date of the Company's public announcement that a person or affiliated group other than Dr. Nicholas D. Trbovich or the ESOP trust (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the Company's common stock (excluding shares held by the ESOP trust) or (ii) ten business days following the commencement of a tender offer that would result in a person or affiliated group becoming an Acquiring Person.

The exercise price of a Right has been established at $32.00. Once exercisable, each Right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. In the event that any person becomes an Acquiring Person, each Right would entitle any holder other than the Acquiring Person to purchase common stock or other securities of the Company having a value equal to three times the exercise price. The Board of Directors has the discretion in such event to exchange two shares of common stock or two one-hundredths of a share of preferred stock for each Right held by any holder other than the Acquiring Person.

8. Commitments

The Company leases certain equipment pursuant to operating lease arrangements. Total rental expense in 2006 and 2005 and future minimum payments under such leases are not significant.

9. Litigation

There are no legal proceedings which are material to the Company currently pending by or against the Company other than ordinary routine litigation incidental to the business which is not expected to materially adversely affect the business or earnings of the Company.

10. Business Segments

The Company operates in two business segments, Advanced Technology Group (ATG) and Consumer Products Group (CPG). The Company's reportable segments are strategic business units that offer different products and services. The segments are composed of separate corporations and are managed separately. Operations in ATG involve the design, manufacture, and marketing of servo-control components (i.e., torque motors, control valves, actuators, etc.) for government, commercial and industrial applications. CPG's operations involve the design, manufacture and marketing of a variety of cutlery products for use by consumers and government agencies. The Company derives its primary sales revenue from domestic customers, although a portion of finished products are for foreign end use.

Information regarding the Company's operations in these segments is summarized as follows:

	Advanced Technology Group Year ended December 31,		Consumer Products Group Year ended December 31,		Consolidated Year ended December 31,	
	2006	2005	2006	2005	2006	2005
Revenues from unaffiliated customers	$15,766,000	$13,603,000	$ 8,782,000	$ 9,292,000	$24,548,000	$22,895,000
Profit (loss)	$ 3,428,000	$ 2,743,000	$ (592,000)	$ 48,000	$ 2,836,000	$ 2,791,000
Depreciation and amortization	$ (445,000)	$ (508,000)	$ (172,000)	$ (171,000)	(617,000)	(679,000)
Interest expense	$ (239,000)	$ (206,000)	$ (27,000)	$ (29,000)	(266,000)	(235,000)
Other income, net	$ 335,000	$ 970,000	$ 106,000	$ 56,000	441,000	1,026,000
General corporate expense					(666,000)	(748,000)
Income before income tax provision					$ 1,728,000	$ 2,155,000
Identifiable assets	$15,396,000	$16,046,000	$ 7,242,000	$ 7,163,000	$22,638,000	$23,209,000
Capital expenditures	$ 111,000	$ 192,000	$ 171,000	$ 229,000	$ 282,000	$ 421,000

The Company engages in a significant amount of business with the United States Government through sales to its prime contractors and otherwise. Such contracts by the Advanced Technology Group accounted for revenues of approximately $4,700,000 in 2006 and $5,600,000 in 2005. Similar contracts by the Consumer Products Group accounted for revenues of approximately $3,300,000 in 2006 and $3,800,000 in 2005. Sales of advanced technology products to one customer, including various divisions and subsidiaries of a common parent company, amounted to approximately 14% in 2006 and 13% in 2005. The Company also had sales to another customer that amounted to approximately 23% of total revenues in 2006 and 18% in 2005. No other single customer represented more than 10% of the Company's revenues in any of these years.

11. Other Income

Other income in 2006 includes approximately $220,000 of net recovery before tax, from a previously reported defalcation; the amount of net recovery in 2005 was $795,000 before tax. Components of other income also include; interest income on cash and cash equivalents, and other minor amounts not directly related to the sale of the Company's products.









Report of Independent Registered Public Accounting Firm

Freed Maxick & Battaglia, PC
Certified Public Accountants

To the Board of Directors and Shareholders of
Servotronics, Inc. and Subsidiaries:

We have audited the consolidated balance sheet of Servotronics, Inc. and Subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of operations and cash flows for the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Servotronics, Inc. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 7 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.* Also, as discussed in Notes 1 and 5 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

Freed Maxick & Battaglia, CPAs, PC
Buffalo, New York
March 27, 2007



Market Information and Dividends

The following table shows the range of high and low prices for the Company's common stock as reported by the American Stock Exchange (symbol SVT) for 2006 and 2005.

	2006		2005	
	High	Low	High	Low
Fourth Quarter	$9.90	$6.15	$4.75	$3.85
Third Quarter	7.20	6.05	5.05	4.10
Second Quarter	9.25	5.80	5.00	4.10
First Quarter	10.30	4.70	5.00	4.41

No cash dividends were paid in 2006 or 2005.
There were, as of May 22, 2007, approximately 569 shareholders of record of the Company's common stock.







Management's Discussion and Analysis or Plan of Operation

MANAGEMENT DISCUSSION

During the years ended December 31, 2006 and 2005, approximately 32% and 39% respectively of the Company's revenues were derived from contracts with agencies of the U.S. Government or their prime contractors and their subcontractors. Sales of products sold for government applications have decreased a net of approximately $1,475,000 when comparing the results of 2006 to 2005 as the result of the previously reported scheduled completion of a significant order by the Consumer Products Group (CPG) as well as expected differences in timing of government order placement and required shipping schedules at both the CPG and Advanced Technology Group (ATG). The Company believes that government involvement in military operations overseas will continue to have a direct impact on the financial results in both the Advanced Technology and Consumer Products markets. While the Company remains optimistic in relation to these opportunities, it recognizes that sales to the government are affected by defense budgets, the foreign policies of the U.S. and other nations, the level of military operations and other factors and, as such, it is difficult to predict the impact on future financial results. The Company's commercial business is affected by such factors as uncertainties in today's global economy, global competition, the vitality and ability of the commercial aviation industry to purchase new aircraft, market demand and acceptance both for the Company's products and its customers' products which incorporate Company-made components.

The Aerospace Industry Association (AIA) reported that 2006 was a year in which the U. S. aerospace industry projected total deliveries to be up more than 8% for 2006. AIA also stated that the civil aircraft sector was particularly strong and that, based on the current backlog of commercial aircraft orders, they believe this upward trend will continue in 2007. The Company's Advanced Technology Group's increase in revenue for 2006 reflects this upward trend and the Company anticipates, based on the ATG's current backlog, that the ATG's shipments should be strong for 2007.

The Company's Consumer Products Group has developed products for government and military applications. Forecasted procurements for certain of these items are forming the basis for projected deliveries in 2007. Procurement proposals and product development activities are ongoing. Certain initial procurements have been received. Also, expanded ATG and CPG foreign marketing activities are resulting in early positive responses.

See also Note 10 to the consolidated financial statements for information concerning business segment operating results.

RESULTS OF OPERATIONS - YEAR 2006 AS COMPARED TO 2005

The following table sets forth for the period indicated the percentage relationship of certain items in the consolidated statement of operations to revenues and the period to period dollar and percentage increase or decrease of such items as compared to the indicated prior period. Certain balances for the year ended December 31, 2005 were reclassified to conform with classifications adopted in the current year.

	Relationship to revenue year ended December 31, 2006	2005	Period to period $ increase (decrease) year ended 2006-2005	Period to period % increase (decrease) year ended 2006-2005
Revenue:				
Advanced technology products	64.2%	59.7%	$ 2,107	15.4%
Consumer products	35.8	40.3	(454)	(4.9)
	100.0	100.0	1,653	7.2
Cost of goods sold, exclusive of depreciation	76.4	74.5	1,715	10.1
Gross profit	23.6	25.5	(62)	(1.1)
Selling, general and administrative	14.7	16.6	(189)	(5.0)
Interest	1.1	1.0	31	13.2
Depreciation and amortization	2.5	3.0	(62)	(9.1)
Other income, net	(1.8)	(4.5)	(585)	(57.0)
	16.5	16.1	365	9.9
Income before income tax provision	7.1	9.4	(427)	(19.8)
Income tax provision	2.6	3.4	(160)	(20.2)
Net income	4.5%	5.9%	$ (267)	(19.6)%

The Company's consolidated revenues increased approximately $1,653,000 or 7.2% for the 12 month period ended December 31, 2006 when compared to the same period in 2005. Increases in commercial shipments in combination with certain price increases at the Company's ATG more than offset the decreases in revenue at the Company's CPG. The decrease in revenues at the CPG resulted from the scheduled and previously reported essential completion of a significant government contract. Continued demand for the Company's ATG products drive increases in revenues.

Gross margins for the twelve month period ended December 31, 2006 decreased by 1.1% as compared to 2005. This drop is directly related to the reduction in revenues and margins at the CPG segment as shown above. In 2007, the CPG received a $3 million order from a government prime contractor for deliveries into early 2008. This order is expected to have a positive effect on total revenues and margins in 2007. Gross margins are affected by many factors including the mix of products sold in the period within the ATG and CPG as well as the composition of ATG and CPG sales to the total consolidated sales and, consistent with accounting principles generally accepted in the United States of America (GAAP), the expensing of preproduction and development costs as they are incurred.

Selling, general and administrative (SG&A) expenses include variable costs such as legal and professional. Although certain General and Administrative costs (i.e., professional, legal, salary and Section 404 related expenses,) decreased by approximately $360,000 in 2006, there were expanded sales/marketing activities which increased costs that partially offset these reductions at both the ATG and the CPG. Also, consistent with GAAP, these costs are expensed as they are incurred and because of this may result in timing differences and fluctuations from period to period. Therefore, these costs are not necessarily matched to their respective benefits.

Interest expense increased for the year ended December 31, 2006 when compared to the same period in 2005 because of increases in the market driven interest rates. Average debt outstanding was lower and will continue to decline as the Company repays its scheduled debt obligations and assuming the Company does not incur additional debt. See also Note 4 to the consolidated financial statements for information on long-term debt.

Depreciation and amortization expense decreased approximately 9.1% for the year ended December 31, 2006 when compared to the same period in 2005 due to variable estimated useful lives of depreciable property as identified in Note 1 to the consolidated financial statements and the reduction in capital expenditures over the last three years.

Other income in 2006 includes approximately $220,000 of net recovery, from a previously reported defalcation; the amount of net recovery in 2005 was $795,000. Components of other income also include; interest income on cash and cash equivalents, and other minor amounts not directly related to the sale of the Company's products.

The Company's effective tax rate was 37% in 2006 and 2005. The effective tax rate in both years reflects state income taxes, permanent non-deductible expenditures and the tax benefit for extraterritorial sales as well as manufacturing deductions allowable under the American Jobs Creation Act of 2004. See also Note 6 to the consolidated financial statements for information concerning income tax rates.

Net income decreased $267,000 when comparing the year ended December 31, 2006 to the same period of 2005 due to the decrease of $369,000 in after tax, other income received in 2006 not related to the sale of the Company's products. This decrease was offset by the positive results of increased consolidated revenues and the effects of cost containment activities that directly affect the after-tax reported income.

RESULTS OF OPERATIONS - YEAR 2005 AS COMPARED TO 2004

The following table sets forth for the period indicated the percentage relationship of certain items in the consolidated statement of operations to revenues and the period to period dollar and percentage increase or decrease of such items as compared to the indicated prior period. The following chart balances for the year ended December 31, 2005 were not reclassified to conform with the 2006 financial statements.

	Relationship to net revenue year ended December 31,		Period to period $ increase (decrease) year ended	Period to period % increase (decrease) year ended
	2005	2004	2005-2004	2005-2004
Net revenue and other income:				
Advanced technology products	59.8%	51.3%	$ 2,480	21.8%
Consumer products	40.2	48.7	(1,467)	(13.6)
	100.0	100.0	1,013	4.6
Cost of goods sold, exclusive of depreciation	73.7	73.9	703	4.3
Gross profit	26.3	26.1	310	5.4
Selling, general and administrative	16.5	17.1	15	0.4
Interest	1.0	0.7	74	46.0
Depreciation and amortization	2.9	3.0	24	3.7
Insurance proceeds, net	(3.4)	-	795	-
	17.0	20.8	682	50.1
Income before income tax provision	9.3	5.3	992	85.3
Income tax provision	3.4	2.0	363	84.6
Net income	5.9%	3.3%	$ 629	85.7%

Revenues increased by approximately $1,013,000 or 4.6% with an increase in net income of $629,000 or 85.7%. The increase in revenues is primarily attributed to an increase in government and commercial shipments as well as price increases under certain long-term agreements at the ATG partially off-set by a decrease in government shipments at the CPG as a result of the aforementioned scheduled completion of a significant government order.

Gross margins for the twelve month period ended December 31, 2005 increased 5.4% when compared to the same period in 2004 primarily due to the aforementioned price increases offset by increased costs associated with certain retirement obligations (See Note 5 to the consolidated financial statements). Other factors affecting margins include the mix of products sold. The Company continues to incur costs associated with prototype and preproduction activities that are expensed in the period incurred.

Selling, general and administrative (SG&A) costs increased approximately 0.4% when compared to the same period in 2004. The increase in SG&A costs is attributed to an increase in administrative and professional costs as well as increase in costs attributed to expanded marketing and sales efforts and continuing compliance-related costs under federal securities laws and regulations applicable to registrant companies.

Interest expense increased for the year ended December 31, 2005 when compared to the same period in 2004. Although average debt outstanding was lower and will continue to decline as the Company continues to repay its scheduled debt obligations, the increase in interest expense was primarily due to an increase in market driven interest rates. See also Note 4 to the consolidated financial statements for information on long-term debt.

Depreciation and amortization expense increased approximately 3.7% for the year ended December 31, 2005 when compared to the same period in 2004 due to variable estimated useful lives of depreciable property as identified in Note 1 to the consolidated financial statements.

In December 2005, the Company received $1,000,000, equal to the policy limit, from its insurance carrier in partial recovery of a defalcation by a former employee. As of December 31, 2005, the Company incurred approximately $205,000 in professional, legal and related costs associated with the recovery and the Company continues to seek additional restitution.

The Company's effective tax rate was 37% in 2005 and 2004. The effective tax rate in both years reflects state income taxes, permanent non-deductible expenditures and the tax benefit for extraterritorial sales as well as manufacturing deductions allowable under the American Jobs Creation Act of 2004. See also Note 6 to the consolidated financial statements for information concerning income tax rates.

Net income increased $629,000 after the aforementioned increase in costs associated with certain retirement obligations. The increase in net income is primarily attributed to the net after tax insurance proceeds of approximately $500,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary liquidity and capital requirements relate to working capital needs; primarily inventory, accounts receivable, capital expenditures for property, plant and equipment and principal and interest payments on debt.

At December 31, 2006 the Company had working capital of approximately $13.3 million of which $4.1 million was comprised of cash and cash equivalents. The Company generated approximately $1 million in cash from operations in 2006. The most significant use of cash included cash used to fund and pay employee benefit/pension obligations, payment of income taxes as well as increases in inventory levels related to timing of shipments of product.

At December 31, 2006, there are no material commitments for capital expenditures.

The Company had an increase in the uses of cash in its financing and investing activities in 2006 primarily related to capital expenditures for equipment, principle payments on long-term debt and investment in treasury shares of approximately $920,000. In January of 2006, the Company's Board of Directors authorized the purchase by the Company of up to 250,000 shares of its common stock in the open market or in privately negotiated transactions. As of February 28, 2007, the Company has purchased or committed to purchase 114,357 shares for a total of $951,896 under this program.

The Company also has a $1,000,000 line of credit on which there is no balance outstanding at December 31, 2006. If needed, this can be used to fund cash flow required for operations.

Principal maturities of long-term debt are as follows: 2007 - $384,000, 2008 - $387,000, 2009 - $539,000, 2010 - $321,000, 2011 - $323,000 and thereafter - $3,059,000.

OFF BALANCE SHEET ARRANGEMENTS

None.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with GAAP. As such, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and which require the Company's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Notes 1 and 7 to the accompanying consolidated financial statements include a summary of the significant accounting policies used in the preparation of the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Management reviewed recent accounting pronouncements and has not determined the effect these pronouncements will have on Financial Statement results. See Note 1 in the accompanying consolidated financial statements for further discussion of new accounting pronouncements.

REVENUE RECOGNITION

Revenues are recognized as services are rendered or as units are shipped at the designated FOB point consistent with the transfer of title, risks and rewards of ownership. Such purchase orders generally include specific terms relative to quantity, item description, specifications, price, customer responsibility for in-process costs, delivery schedule, shipping point, payment and other standard terms and conditions of purchase and may provide for progress payments based on in-process costs as they are incurred.






INVENTORIES

Inventories are stated at the lower of standard cost or net realizable value. Cost includes all cost incurred to bring each product to its present location and condition, which approximates actual cost (first-in, first-out). Market provisions in respect to net realizable value and obsolescence are applied to the gross value of the inventory. Pre-production and start-up costs are expensed as incurred.

EMPLOYEE BENEFIT PLANS

As discussed in Note 5 to the consolidated financial statements, the Company provides a range of benefits to its employees and retired employees, including pension and post retirement benefits. The Company records annual amounts relating to these plans based on calculations specified by GAAP, which includes various actuarial assumptions, such as discount rates, assumed rates of return on plan assets and health care cost trend rates. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on advice from its actuaries. As discussed in Note 5, the Company's defined benefit plans are anticipated to be settled in 2007 with no future costs associated with them after 2007.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, reserves and allowances for inventories and trade receivables. Actual results could differ from those estimates.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 7, 2005, the Audit Committee of the Company's Board of Directors terminated PricewaterhouseCoopers LLP ("PWC") as the Company's independent registered public accounting firm. The audit reports of PWC on the Company's consolidated financial statements as of and for the two most recent fiscal years ended December 31, 2004 did not contain any adverse opinion or disclaimer of opinion, nor were these opinions modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years audited by PWC and through September 7, 2005, there were no disagreements between the Company and PWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report which did not occur.

The Company provided PWC with a copy of its Form 8-K disclosure and requested that PWC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether PWC agreed with the Company's statements. PWC agreed that there were no disagreements, and issued the letter which is incorporated by reference as Exhibit 16.1 to Form 10-KSB for year ended December 31, 2006.

In connection with obtaining consent from PWC to the inclusion of their audit report dated March 31, 2005 in the Form 10-KSB for the year ended December 31, 2004, the Company agreed to indemnify PWC against any legal costs and expenses incurred by PWC in the successful defense of any legal action that arises as a result of such inclusion. Such indemnification will be void if a court finds PWC liable for professional malpractice. As stated in the Division of Corporate Finance's Accountant Disclosure Rules and Practices Training Manual, the Securities and Exchange Commission does not object to a registrant's indemnification of predecessor auditors for costs incurred in successful defense of claims.

On September 7, 2005, the Audit Committee engaged Freed Maxick & Battaglia, CPAs, P.C., effective September 8, 2005, to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2005. During the Company's two most recent fiscal years, and subsequently through the effective date of the engagement of Freed Maxick, neither the Company nor any person acting on behalf of the Company consulted with Freed Maxick with respect to the application of accounting principals to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or any other matters or reportable events listed in Item 304 (a)(1)(iv) of Regulation S-B.

Directors



DR. NICHOLAS D. TRBOVICH
Chairman of the Board of Directors,
Chief Executive Officer and
President, Servotronics, Inc.



DONALD W. HEDGES
Director, Servotronics, Inc.
Attorney



DR. WILLIAM H. DUERIG
Director, Servotronics, Inc.
Physicist and Senior Program Manager
Kearfott Guidance & Navigation
Corporation (Retired)



NICHOLAS D. TRBOVICH JR.
Director and Executive Vice President,
Servotronics, Inc.

Officers

DR. NICHOLAS D. TRBOVICH
Chief Executive Officer and President

NICHOLAS D. TRBOVICH JR.
Executive Vice President

RAYMOND C. ZIELINSKI
Vice President (Retired 2007)

CARI L. JAROSLAWSKY, CPA
Chief Financial Officer and Treasurer

MICHAEL D. TRBOVICH
Corporate Secretary

BERNADINE E. KUCINSKI
Assistant Corporate Secretary

REGISTRAR AND TRANSFER AGENT
Computershare
250 Royall Street
Canton, MA 02021

GENERAL COUNSEL
Jaeckle Fleischmann & Mugel, LLP
Fleet Bank Building
Twelve Fountain Plaza
Buffalo, New York 14202

INDEPENDENT AUDITORS
Freed Maxick & Battaglia, CPAs, PC
800 Liberty Building
Buffalo, New York 14202-3508

FORM 10-KSB REPORT
Servotronics' Annual Report to the Securities and Exchange Commission on Form 10-KSB (including related financial statements and schedules) for its fiscal year ended December 31, 2006 is available to all stockholders, without charge, upon written request. Written requests should be addressed to:

Michael D. Trbovich
Corporate Secretary
Servotronics, Inc.
1110 Maple Street
P.O. Box 300
Elma, New York 14059-0300

SERVOTRONICS, INC.

1110 Maple Street ▪ P.O. Box 300 ▪ Elma, NY 14059
TEL 716.655.5990 ▪ FAX 716.655.6012
www.servotronics.com

SVT - American
Stock Exchange
Symbol



Products used around the world

END